Eric I Cohen
Senior Vice President, Secretary
and General Counsel
Telephone: (203) 222-5950
E-mail: eric.cohen@terex.com
December 5, 2012

Cecilia Blye
Securities and Exchange Commission
Chief, Office of Global Security Risk
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Terex Corporation (“Terex” or the “Company”) Form 10-K for the Year Ended December 31, 2011 Filed
February 29, 2012 File No. 1-10702

Dear Ms. Blye:

I have received a copy of your letter dated November 20, 2012 conveying the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing. Your requests and comments are reproduced below in italics and immediately followed by our responses.

Form 10-K for the Year Ended December 31, 2011

General

SEC REQUEST OR COMMENT NO. 1:

You stated in your letter to us dated July 17, 2009 that your foreign subsidiaries sold foreign-manufactured equipment to Iran, Sudan and Syria, and that you anticipated no change in the nature or extent of your activities or contacts related to those countries. Also, you refer on page 50 to operations in Latin America, a region that can be understood to include Cuba. Iran, Sudan, Syria and Cuba are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding contacts with the referenced countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan, Syria, and Cuba, whether through direct or indirect arrangements, since your referenced letter. Your response should describe any products, equipment, components, technology, or services you have provided into Iran, Sudan, Syria, and Cuba, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

TEREX CORPORATION'S RESPONSE:

Terex has no subsidiaries, affiliates, joint-venture arrangements, business partners or other operations in Iran, Sudan, Syria and Cuba. There have been no sales since our letter dated July 17, 2009 into Cuba. From time to time since our letter dated July 17, 2009, certain Terex foreign subsidiaries have sold foreign-manufactured equipment into Iran, Sudan and Syria where permitted under U.S. and local law. To the extent that non-U.S. subsidiaries sold products into Iran, Sudan and Syria, to the Company's knowledge, they only sold foreign-made products containing less than 10% U.S. content.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Cecilia Blye
Securities and Exchange Commission
December 5, 2012

In addition, effective November 21, 2007, Terex adopted an internal policy stating that it would not accept any orders for equipment or parts where Terex knows or has reason to believe that such equipment or parts would be destined for Sudan unless for humanitarian purposes, and effective April 30, 2010 Terex adopted a similar internal policy for Iran. These policies apply to both U.S. and non-U.S. subsidiaries and joint ventures controlled by Terex even if the transaction otherwise would be permissible under U.S. law. In the very limited circumstances where existing contractual obligations of non-U.S. subsidiaries and controlled joint ventures require the supply of equipment, parts or aftermarket service to entities in Sudan or Iran, obligations under these contracts were to be completed as quickly as possible provided that the transactions were compliant with U.S. law.

To the best of its knowledge, neither Terex Corporation nor any of its subsidiaries have or have had any agreements, commercial arrangements or other contacts with the governments or entities controlled by the governments of Iran, Sudan, Syria or Cuba. Terex anticipates no change in the nature or extent of these activities or contacts.

SEC REQUEST OR COMMENT NO. 2:

Please discuss for us the materiality of your contacts with Iran, Sudan, Syria, and Cuba, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed towards companies that have operations associated with Iran, Sudan, Syria, or Cuba.

TEREX CORPORATION'S RESPONSE:

Terex foreign subsidiary sales into Iran, Sudan and Syria over each of the past three years are approximately as follows:

•
Iran - $2.3 million in 2009, $4.9 million in 2010, $2.3 million in 2011 and $0.4 million in the nine months ended September 30, 2012 (the sales in 2011 and 2012 were made solely by non-U.S. entities as to which the Company did not have management control and did not adopt the Company's internal policy on sales into Iran until mid-2012);

•
Sudan - $0 in 2009, 2010 and 2011 and $5,000 in the nine months ended September 30, 2012 (the sales in 2012 were made solely by a non-U.S. entity as to which the Company did not have management control and did not adopt the Company's internal policy on sales into Sudan until mid-2012);

•	Syria -$1.2 million in 2009, $149,000 in 2010, $446,000 in 2011 and $15,000 in the nine months ended September 30, 2012.

•	Cuba - our records do not reflect any sales to Cuba.

Sales to Iran, Sudan, Syria constituted approximately 0.08% of Terex's total sales over the past three years and approximately 0.007% of Terex's total sales in the first three quarters of 2012. To the best of our knowledge,

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Cecilia Blye
Securities and Exchange Commission
December 5, 2012

these sales were not with the governments or entities controlled by the governments of Iran, Sudan or Syria. Terex does not consider this level of activity to be quantitatively material. Moreover, to the best of its knowledge neither Terex Corporation nor any of its subsidiaries has any assets in or liabilities to anyone in such countries.

The Company's minimal contacts with customers in Iran, Sudan and Syria are designed to be in full compliance with applicable U.S. law and regulations. Terex has an export control and sanctions compliance program that includes training designed to ensure that all activity relating to the listed countries is conducted in conformity with applicable law. Included are policies and procedures directing that no U.S. personnel are involved in such activity where such involvement is impermissible and that customers are screened against U.S. government lists of impermissible customers to safeguard that none of Terex's customers are specially designated persons or otherwise impermissible customers.

The Company is aware that certain states, municipalities, universities or other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with customers in Iran, Sudan or Syria. Those that are investors in Terex, however, have neither threatened divestment nor approached the Company about severing its operations in those three countries. In addition, as described above, effective November 21, 2007 for Sudan and April 30, 2010 for Iran, Terex adopted internal policies stating that it would not accept any orders for equipment or parts where Terex knows or has reason to believe that such equipment or parts would be destined for these countries unless for humanitarian purposes.

Terex believes that the relatively insignificant level of sales by its foreign subsidiaries into Iran, Sudan and Syria has not generally been regarded by investors as qualitatively or quantitatively material to making an investment decision. However, Terex continues to monitor the sentiment of its investors with respect to such sales, and has in the past and will continue in the future to take those sentiments into consideration in determining its ongoing business activities.

ACKNOWLEDGEMENT:

Terex acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Terex's filings; and (c) Terex may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
Thank you for the opportunity to respond to your comments. If we can be of any further assistance with respect to this matter, please do not hesitate to contact me.

Very truly yours,

/s/ Eric I Cohen

cc:	Ronald M. DeFeo
Phillip C. Widman

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com